SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 1)
ASA (Bermuda) Limited

(Name of Issuer)
Common Stock

(Title and Class of Securities)
G3156P103

(CUSIP Number)
Bruno Sanglé-Ferrière
Carrousel Capital Ltd.
Hammond House
117 Piccadilly
London W1J 7JU
+44 20 7823 7044

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 13, 2007

(Date of Event which Requires Filing of this Statement)
          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)
(Page 1 of 12 Pages)

CUSIP No. G3156P103	Schedule 13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS The Carrousel Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		241,569

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		241,569

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	241,569

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.5%

14	TYPE OF REPORTING PERSON*

	CO; IV1
*SEE INSTRUCTIONS BEFORE FILLING OUT!

[1]	Not registered under the Investment Company Act of 1940.

CUSIP No. G3156P103	Schedule 13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS The Carrousel Fund II Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		271,837

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		271,837

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	271,837

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.8%

14	TYPE OF REPORTING PERSON*

	CO; IV1
*SEE INSTRUCTIONS BEFORE FILLING OUT!

[1]	Not registered under the Investment Company Act of 1940.

CUSIP No. G3156P103	Schedule 13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Benchmark Plus Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		188,611

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		188,611

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	188,611

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.0%

14	TYPE OF REPORTING PERSON*

	CO; IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G3156P103	Schedule 13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Carrousel Capital Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		702,017

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		702,017

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	702,017

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.3%

14	TYPE OF REPORTING PERSON*

	CO; IA1
*SEE INSTRUCTIONS BEFORE FILLING OUT!

[1]	Not registered under the Investment Advisers Act of 1940.

CUSIP No. G3156P103	Schedule 13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Bruno Sanglé-Ferrière

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	France

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		702,017

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		702,017

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	702,017

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.3%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G3156P103	Schedule 13D	Page 7 of 12 Pages
Item 1. Security and Issuer.
     This Amendment No. 1 to the statement on Schedule 13D amends Items 2 through 7 of the statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 12, 2007, which relates to the shares of common stock, $1.00 par value per share (the “Common Stock”), of ASA (Bermuda) Limited, a Bermuda limited liability company (the “Issuer”). The principal executive offices of the Issuer are located at 11 Summer Street, 4th Floor, Buffalo, New York 14209.
Item 2. Identity and Background.
     Item 2 is hereby amended and restated in its entirety to read as follows:
     (a) - (f). This statement is being filed jointly by: (a) The Carrousel Fund Ltd. (“Carrousel Fund I”), (b) The Carrousel Fund II Limited (“Carrousel Fund II”), (c) Benchmark Plus Management, LLC (“Benchmark”), (d) Carrousel Capital Ltd. (“Carrousel”), and (e) Bruno Sanglé-Ferrière (“Sanglé-Ferrière” and, collectively with Carrousel Fund I, Carrousel Fund II, Benchmark and Carrousel Capital, the “Reporting Persons”).
     Carrousel Fund I is an investment company organized under the laws of the Cayman Islands created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment activities. The shares of Carrousel Fund I are listed on The Irish Stock Exchange. The address of Carrousel Fund I’s principal business and principal office is Walker House, P.O. Box 265 GT, Mary Street, George Town, Grand Cayman, Cayman Islands.
     Carrousel Fund II is a private investment company organized under the laws of the Cayman Islands created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment activities. The address of Carrousel Fund II’s principal business and principal office is Walker House, P.O. Box 265 GT, Mary Street, George Town, Grand Cayman, Cayman Islands.
     Benchmark is a registered investment adviser with the Securities and Exchange Commission. The address of Benchmark’s principal business and principal office is 820 A Street, Suite 700, Tacoma, Washington 98402.
     Carrousel is organized under of the laws of the United Kingdom and is the investment manager of each of Carrousel Fund I, Carrousel Fund II, subject to the overall control of the board of directors of each of Carrousel Fund I and Carrousel Fund II. Carrousel also is the investment manager of the assets placed in a discretionary account by Benchmark. Carrousel is regulated in the United Kingdom by the Financial Services Authority (FSA). The address of Carrousel’s principal business and principal office is Hammond House 117 Piccadilly , London W1J 7JU England, United Kingdom
     Sanglé-Ferrière owns 50% of the outstanding equity of Carrousel and 100% of the voting equity of Carrousel. Sanglé-Ferrière is a French citizen and his principal occupation is that of a portfolio manager of each of Carrousel Fund I and Carrousel Fund II and principal of Carrousel Capital Ltd. His business address is Hammond House 117 Piccadilly , London W1J 7JU England, United Kingdom.
     Pursuant to General Instruction C and the instructions to Item 2 of this statement, set forth below are the respective names, business addresses, principal present occupations and citizenship of the executive officers and directors of each of Carrousel Fund I, Carrousel Fund II, Benchmark and Carrousel.

CUSIP No. G3156P103	Schedule 13D	Page 8 of 12 Pages
     The name, business address, present principal occupation and citizenship of each of the executive officers and directors of Carrousel Fund I are:
1.	NAME: Clive Harris
BUSINESS ADDRESS: Shamrock Road, Prospect, Grand Cayman, Cayman Islands
PRINCIPAL OCCUPATION: Self-employed as an independent consultant, engaged in the offshore financial sector and specializes in the provision of independent director and governance services.
CITIZENSHIP: British and Caymanian

2.	NAME: Pierre-Alexis Cosandier
BUSINESS ADDRESS: 10 Route De Florissant, Case Postale 91, CH1206
Geneve, Geneve , Switzerland
PRINCIPAL OCCUPATION: Founder and Managing Director of FLORAM (a financial advisory firm)
CITIZENSHIP: Swiss

3.	NAME: Daniel Emery BUSINESS ADDRESS: Immeuble Continental, 3965 Crans Montana, Switzerland PRINCIPAL OCCUPATION: Director and Partner of FIDAG (a tax advisory firm) CITIZENSHIP: Swiss

4.	NAME: Andre Paulin BUSINESS ADDRESS 19, rue Marbeuf, 75008 Paris, France PRINCIPAL OCCUPATION: General Partner and Founder of Balzac Partners (a financial consulting firm) CITIZENSHIP: French
     The name, business address, present principal occupation and citizenship of each of the executive officers and directors of Carrousel Fund II are as follows:
1.	NAME: Robert Paul King
BUSINESS ADDRESS: Trafalgar House, PO Box 255, Les Banques, St. Peter
Port, Guernsey, Channel Islands GY1 3QL
PRINCIPAL OCCUPATION: Manager of Guernsey International Fund Managers Limited (fund management advisory company)
CITIZENSHIP: British

2.	NAME: Francis Cornut
BUSINESS ADDRESS: 3 Rue Desrenaudes, 75017, Paris, France
PRINCIPAL OCCUPATION: Director and Founder of Derivexperts Ltd. (a company that provides consulting and independent valuation services in the area of equity derivatives)
CITIZENSHIP: French

3.	NAME: David Sydney Copperwaite
BUSINESS ADDRESS: The Old Farm, Les Varendes, St. Andrew, Guernsey GY6 8TE
PRINCIPAL OCCUPATION: Principal, Channel Islands Management Services Limited (an offshore fund management advisory company)
CITIZENSHIP: British

CUSIP No. G3156P103	Schedule 13D	Page 9 of 12 Pages
     The name, business address, present principal occupation and citizenship of each of the managing members of Benchmark are as follows:
1.	NAME: Robert S. Ferguson BUSINESS ADDRESS: 820 A Street, Suite 700, Tacoma, Washington 98402 PRINCIPAL OCCUPATION: Principal of Benchmark Plus Partners CITIZENSHIP: U.S.

2.	NAME: Scott Franzblau BUSINESS ADDRESS: 820 A Street, Suite 700, Tacoma, Washington 98402 PRINCIPAL OCCUPATION: Principal of Benchmark Plus Partners CITIZENSHIP: U.S.
     The name, business address, present principal occupation and citizenship of each of the executive officers and directors of Carrousel are as follows:
1.	NAME: Bruno Sanglé-Ferrière (See above for all other information)
     During the past five years, neither Carrousel Fund I, Carrousel Fund II, Benchmark, Carrousel nor any of their respective executive officers and directors, including Sanglé-Ferrière, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is hereby amended and restated in its entirety to read as follows:
     The funds used to purchase the shares of Common Stock described in this statement were derived from Benchmark’s investment capital in the discretionary account managed by Carrousel. The aggregate amount of the funds used to purchase all of the shares was $12,485,627.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended and restated in its entirety to read as follows:
     The shares of Common Stock were acquired for the account of Benchmark in the ordinary course of business and were not acquired with the purpose or effect of changing or influencing control of the Issuer.
     Other than as set forth above, none of the Reporting Persons or, in the case of non-individual Reporting Persons, any of their directors or executive officers identified in Item 2, have any present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals).

CUSIP No. G3156P103	Schedule 13D	Page 10 of 12 Pages
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety to read as follows:
     (a) As of the date hereof, Carrousel and Sanglé-Ferrière beneficially own: (i) 241,569 shares of Common Stock with Carrousel Fund I, which represents approximately 2.5% of the issued and outstanding Common Stock; (ii) 271,837 shares of Common Stock with Carrousel Fund II, which represents approximately 2.8% of the issued and outstanding Common Stock; and (iii) 188,611 shares of Common Stock with Benchmark, which represents approximately 2.0% of the issued and outstanding Common Stock. Accordingly, Carrousel and Sanglé-Ferrière, as of the date hereof, are the beneficial owners of an aggregate of 702,017 shares of Common Stock, constituting approximately 7.3% of the issued and outstanding shares of Common Stock. To the knowledge of each of the Reporting Persons, no other person identified in Item 2 beneficially owns any shares of Common Stock.
     (b) As of the date hereof, Carrousel and Sanglé-Ferrière: (i) share voting and dispositive power with respect to 241,569 shares of Common Stock with Carrousel Fund I; (ii) share voting and dispositive power with respect to 271,837 shares of Common Stock with Carrousel Fund II; and (iii) share voting and dispositive power with respect to 188,611 shares of Common Stock with Benchmark. Accordingly, Carrousel and Sanglé-Ferrière, as of the date hereof, have voting power and dispositive power over an aggregate of 702,017 shares of Common Stock, constituting approximately 7.3% of the issued and outstanding shares of Common Stock. To the knowledge of each of the Reporting Persons, no other person identified in Item 2 shares the power to vote or dispose of any shares of Common Stock. The information contained in Item 2 relating to the persons identified in this Item 5(b) is incorporated by reference.
     (c) Except as described below, no transactions in the shares of Common Stock were effected by the Reporting Persons, or, to their knowledge, any of the persons identified in Item 2, during the past 60 days.
     During the past 60 days, the following purchases of Common Stock from a broker-dealer have been made for Benchmark’s discretionary account:

	NUMBER OF SHARES OF COMMON
DATE OF PURCHASE	STOCK BOUGHT	PRICE PAID/SHARE
September 7, 2007	300	$64.796

September 13, 2007	60,000	$66.20

September 13, 2007	128,311	$66.20
     (d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.
     (e) Not applicable.

CUSIP No. G3156P103	Schedule 13D	Page 11 of 12 Pages
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 is hereby amended by adding the following:
     Carrousel is the investment manager of the assets placed in a discretionary account by Benchmark pursuant to an agreement dated July 31, 2007.
Item 7. Material to be Filed As Exhibits.
     Item 7 is hereby amended by replacing Exhibit A with the following and by adding Exhibit D:
Exhibit A. Agreement of Joint Filing, dated as of October 2, 2007
Exhibit D. Power of Attorney, dated as of October 1, 2007, relating to Benchmark

CUSIP No. G3156P103	Schedule 13D	Page 12 of 12 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 2, 2007

THE CARROUSEL FUND LTD.
By:	/s/ Bruno Sanglé-Ferrière
	Name:	Bruno Sanglé-Ferrière
	Title:	Attorney-in-fact

THE CARROUSEL FUND II LIMITED
By:	/s/ Bruno Sanglé-Ferrière
	Name:	Bruno Sanglé-Ferrière
	Title:	Attorney-in-fact

BENCHMARK PLUS MANAGEMENT, LLC
By:	/s/ Bruno Sanglé-Ferrière
	Name:	Bruno Sanglé-Ferrière
	Title:	Attorney-in-fact

CARROUSEL CAPITAL LTD.
By:	/s/ Bruno Sanglé-Ferrière
	Name:	Bruno Sanglé-Ferrière
	Title:	Director

/s/ Bruno Sanglé-Ferrière
Bruno Sanglé-Ferrière